Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2008	2007	2006	2008	2007

Earnings: (1)
Net income (2)	$113,634	$106,506	$91,377	$58,013	$50,885
Income taxes	73,182	66,741	47,691	35,736	29,295
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	82,426	81,145	78,345	20,899	19,618
Less: Preferred stock dividend	-	-	-	-	-
Total adjusted earnings	$269,242	$254,392	$217,413	$114,648	$99,798
Fixed charges: (3)
Total interest expense	$81,960	$80,576	$77,538	$20,821	$19,437
Interest component of rents	466	569	807	78	181
Preferred stock dividend	-	-	-	-	-
Total fixed charges	$82,426	$81,145	$78,345	$20,899	$19,618

Ratio of earnings to fixed charges	3.3	3.1	2.8	5.5	5.1

            1.    For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

            2.    Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

            3.    Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.